OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	October 8, 2021

Gateway Garage Partners LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1031420
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6 West 20th Street, 5th Floor, New York, New York 10011

(Full mailing address of principal executive offices)

(813) 438-6542

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

On October 8, 2021, Gateway Garage Partners LLC (the “Company”) held a conference call to discuss, among other things, the Company’s financial results for the six months ended June 30, 2021. The transcript of the call is attached to this Form 1-U as Exhibit 99.1

2 of 3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Gateway Garage Partners LLC

By (Signature and Title)	/s/ Charles J. Follini, President

Date	October 14, 2021

3 of 3